Exhibit 23.6

CONSENT OF DIRECTOR-NOMINEE PURSUANT TO RULE 438

This Consent of Director-Nominee is delivered in connection with the registration statement on Form S-4 (Registration No. 333-23387) (as it may be amended from time to time, the “Registration Statement”) of River Financial Corporation (the “Company”).

The undersigned consents to (a) the references made to him in the Registration Statement and related proxy statement/prospectus as having consented to serve as a director of the Company effective immediately after the completion of the merger of Trinity Bancorp, Inc. with and into the Company pursuant to the Merger Agreement, as described in the Registration Statement and related proxy statement/prospectus and (b) the inclusion of certain biographical information regarding him in the Registration Statement and related proxy statement/prospectus.

Date: September 10, 2019

/s/ BRIAN R. MCLEOD
Brian R. McLeod